FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, informing of the resolutions adopted by Banco de Chile’s Board of Directors in a meeting held on January 29, 2010, when it was resolved to schedule an Ordinary Shareholders Meeting and an Extraordinary Shareholders Meeting, both to be held on the 25th of March, 2010, with the purpose of discussing matters regarding dividends.

Santiago, January 29, 2010

Mr. Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as material information regarding this Banking Institution, that in the Ordinary Meeting No. BCH 2,705 held on the 29th of January, 2010, the Board of Directors of Banco de Chile resolved to schedule an Ordinary Shareholders Meeting to be held on the 25th of March, 2010 with the objective of proposing, among other matters, the distribution of the Dividend number 198 of Banco de Chile equal to 100% of Banco de Chile's 2009 net income. The said dividend will be the amount of $3.496813 per share of Banco de Chile that is currently subscribed and paid.

In addition, the Board of Directors also resolved to schedule an Extraordinary Shareholders Meeting to be held on the 25th of March, 2010, before the Ordinary Shareholders Meeting, in order to amend Banco de Chile by-laws for the introduction of a transitory provision defining the “net income to be distributed” so as to comply with the agreement dated November 8, 1996, executed between the Central Bank of Chile (Banco Central de Chile) and SM Chile S.A., pursuant to Law N° 19.396 .

Sincerely,

Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2010

Banco de Chile

/s/ Fernando Cañas Berkowitz
By:	Fernando Cañas Berkowitz President and CEO